February 22, 2018

Dear Orthogonal:

This letter confirms my agreement to transfer to Orthogonal all of my right, title, and interest in a to the entities Reinmkr Capital Fund A, LP; Reinmkr 3, LLC; Reinmkr Satsang, Inc; and Reinmkr Capital Fund Meadow, LP as soon a reasonably possible following the date referenced above.

Please let me know if you have any questions.

Sincerely,

DocuSigned by:

08705D7B5F07488...

David Nikzad